SECURITIES AND EXCHANGE COMMISSION

                            WASHINGTON, D.C. 20549


                                   FORM 6-K


                           Report of Foreign Issuer
                     Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934


For the month of October, 2004

Commission File No. 000-19865


                             CEDARA SOFTWARE CORP.
                              (Registrant's name)

                               6509 Airport Road
                     Mississauga, Ontario, Canada L4V 1S7
                   (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

                  Form 20-F       X           Form 40-F
                             ------------              ------------


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____


         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____


         Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                 Yes                        No  X
                     -----------               ------------


         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

Documents Included as Part of this Report:


No.        Document

1. Press release dated October 20, 2004 re Appointment by Cedara of New Director

                           [CEDARA GRAPHIC OMITTED]



FOR IMMEDIATE RELEASE:

Contact:                                                       News Release
Brian Pedlar
Chief Financial Officer
Cedara Software Corp.
(905) 672-2100 ext. 2015
info@cedara.com


                     Cedara Software Appoints New Director


TORONTO, October 20, 2004 -- Cedara Software Corp. (TSX:CDE/ NASDAQ:CDSW) a leading independent developer of medical software technologies for the global healthcare market, has announced the election of Dr. Myrna Francis to its Board of Directors at the Company's Annual General Meeting held in Toronto on October 18, 2004.

Dr. Francis, who heads her own consulting practice specializing in strategic business development and innovation in healthcare and healthcare-related information technology, brings valuable experience in these areas and in regulatory aspects of healthcare to the Board. Her career includes seven years in senior roles in the Government of Ontario, several of which were in the Ministry of Health. She served as a partner in CLC Healthcare, consulting to U.S. and Canadian corporate clients on I.T. and related strategies in healthcare. Following this, Dr. Francis joined IBM Canada where she became General Manager of the Health and Life Sciences Industry Group. Her most recent role was as Interim President, Canada Health Infoway.

"Myrna Francis brings highly relevant experience to Cedara's Board of Directors in several key areas and we look forward to the benefit of her involvement," said Peter Cooper, Cedara Chairman.

Coinciding with the appointment of Dr. Francis was the retirement from the Board of Stephen Pincus, a Partner in Goodmans LLP. Mr. Pincus joined the Cedara Board in late 2002 and decided for reasons associated with his professional commitments not to stand for re-election. "His wise counsel through a period of difficult turnaround decisions is appreciated by the Board and Management and we thank Stephen for his always thoughtful opinions," said Mr. Cooper.

For more information about Cedara, visit the Cedara website at www.cedara.com. For investor-related inquiries contact:


Brian Pedlar, Chief Financial Officer
(905) 672-2100 ext. 2015
Email: brian.pedlar@cedara.com

About Cedara Software:

Cedara Software Corp. is a leading independent provider of medical technologies for many of the world's leading medical device and healthcare information technology companies. Cedara software is deployed in hospitals and clinics worldwide - approximately 28,000 medical imaging systems and 6,400 Picture Archiving and Communications System (PACS) workstations have been licensed to date. Cedara is enabling the future of the healthcare industry with new innovative approaches to workflow, data and image management, integration, the web, software components and professional services. The Company's medical imaging solutions are used in all aspects of clinical workflow including the capture of patient digital images; the sharing and archiving of images; sophisticated tools to analyze and manipulate images; and even the use of imaging in surgery. Cedara is unique in that it has expertise and technologies that span all the major digital imaging modalities including angiography, computed tomography (CT), echo-cardiology, digital X-ray, fluoroscopy, mammography, magnetic resonance imaging (MRI), nuclear medicine, positron emission tomography (PET) and ultrasound.

Certain statements contained in this news release are forward-looking within the meaning of securities laws and are based on current expectations that are subject to a number of assumptions, uncertainties and risks, and there are actual results may differ materially from what is currently expected. These assumptions, uncertainties and risks include, but are not limited to: the management of the growth of the Company, dependence on key personnel of the Company, competitive pressures (including price competition), changes in market activity, risks associated with international operations, the development of new products and services, the enhancement of existing products and services, the introduction of competing products having technological and/or other advantages, the dependence on key customers, regulatory changes to the health care industry, seasonality, economic and political conditions and adequate protection of the proprietary interests of the Company. Further information about these risks and uncertainties can be found in the continuous disclosure documents filed from time to time by Cedara with the securities regulatory authorities, which documents are available at http://www.sedar.com/.


All trademarks appearing in this release are the property of Cedara Software
Corp.

SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

October 20, 2004


                                           CEDARA SOFTWARE CORP.


                                           By: /s/ Brian Pedlar
                                               -----------------------
                                           Brian Pedlar
                                           Chief Financial Officer